UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*



                           DYNCORP INTERNATIONAL INC.
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                                (Name of Issuer)

                      Class A common stock, $0.01 par value
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                         (Title of Class of Securities)

                                   26817C 101
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                                 (CUSIP Number)

       Robert B. McKeon                          with a copy to:
       Veritas Capital Management II, L.L.C      Michael R. Littenberg, Esq.
       590 Madison Avenue                        Benjamin M. Polk, Esq.
       41st Floor                                Schulte Roth & Zabel LLP
       New York, NY 10022                        919 Third Avenue
       Telephone: (212) 688-0020                 New York, NY 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 11, 2010
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.      26817C 101
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----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robert B. McKeon
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                    (b)  [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            OO
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                   [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                255,300
                      --------- -----------------------------------------------
 NUMBER OF               8      SHARED VOTINGEPOWERITTED]
  SHARES
BENEFICIALLY                    20,899,034 (see Item 5)
  OWNED BY            --------- -----------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     255,300
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                20,899,034 (see Item 5)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            21,154,334 (see Item 5)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            37.6% (see Item 5)
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- -------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.      26817C 101
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----------- -------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            DIV Holding LLC
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                 (b)  [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            OO
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
 NUMBER OF               8      SHARED VOTINGEPOWERITTED]
  SHARES
BENEFICIALLY                    20,899,034 (see Item 5)
  OWNED BY            --------- -----------------------------------------------
   EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                20,899,034 (see Item 5)
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            20,899,034 (see Item 5)
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                            [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            37.1% (see Item 5)
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- -------------------------------------------------------------------

The Schedule 13D filed by Robert B. McKeon and DIV Holding LLC ("DIV Holding", and together with Robert B. McKeon, the "Reporting Persons") on May 15, 2006 relating to shares ("Shares") of the Class A common stock, par value $0.01 ("Common Stock"), of DynCorp International Inc. (the "Company"), as amended by Amendment No. 1 to the Schedule 13D dated February 23, 2009 and Amendment No. 2 to the Schedule 13D dated August 11, 2009, is hereby amended as set forth below by this Amendment No. 3 to the Schedule 13D ("Amendment No. 3").

Except as specifically provided herein, Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

Item 4.        Purpose of Transaction.

               Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               On April 11, 2010, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Delta Tucker Holdings, Inc. ("Parent") and Delta Tucker Sub, Inc. ("Merger Sub"). Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, and as a result the Company will continue as the surviving corporation and be a wholly owned subsidiary of Parent (the "Merger").

               As an inducement to enter into the Merger Agreement with the Company, DIV Holding, The Veritas Capital Fund II, L.P. ("Veritas L.P.") and Mr. McKeon entered into a voting agreement with Parent and Merger Sub (the "Voting Agreement").

               Pursuant to, and subject to the terms of, the Voting Agreement, DIV Holding and Mr. McKeon agreed, among other things, to vote 19,643,000 shares of Common Stock beneficially owned by them in favor of the adoption of the Merger Agreement and any transactions contemplated thereby, including the Merger, and against any Acquisition Proposal (as defined in the Merger Agreement). DIV Holding and Mr. McKeon also agreed to waive any appraisal or similar rights under Delaware law and, subject to limited exceptions, not to transfer any shares of Common Stock beneficially owned by DIV Holding or Mr. McKeon, as applicable, without the prior written consent of Parent. DIV Holding and Mr. McKeon intend to surrender the shares of Common Stock held by them in connection with the Merger. The Voting Agreement terminates automatically upon the termination of the Merger Agreement.

               No additional consideration was paid by or to Parent, Merger Sub, the Company, or the Reporting Persons in connection with the Voting Agreement, and therefore no funds were used in connection with the transactions requiring the filing of this statement.

               References to, and description of, the Voting Agreement, the Merger Agreement and the Merger throughout this Amendment No. 3 to the Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the Voting Agreement and the Merger Agreement, copies of which are filed as Exhibits 1 and 2 hereto, and which are incorporated by reference herein.

Item 5.        Interest in Securities of the Company.

               Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               (a) The aggregate percentage of shares reported owned beneficially by each Reporting Person is based upon 56,286,196 Shares outstanding as of April 8, 2010, as disclosed to the Reporting Persons by the Company.

                    (i) DIV Holding owns directly 20,899,034 Shares, constituting approximately 37.1% of Shares outstanding. DIV Holding disclaims beneficial ownership of Shares other than those owned directly by it.

                    (ii) Mr. McKeon owns directly 255,300 Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, Mr. McKeon may be deemed to own beneficially 21,154,334 Shares, constituting approximately 37.6% of Shares issued and outstanding, of which 20,899,034 Shares are owned directly by DIV Holding. Mr. McKeon disclaims beneficial ownership of Shares, except to the extent of his direct ownership and his indirect pecuniary interest in DIV Holding.

               (b) (i) Except as provided in the Voting Agreement, DIV Holding has the power to dispose of and the power to vote Shares directly owned by it, which power may be exercised by its manager, Veritas L.P., a Delaware limited partnership. Veritas Capital Management L.L.C. is the general partner of Veritas L.P. Mr. McKeon, is the managing member of Veritas Capital Management L.L.C. Thus, for the purposes of Rule 13d-3 of the Exchange Act, Mr. McKeon may be deemed to own beneficially 21,154,334 Shares, or 37.6% of the Shares issued and outstanding, of which 20,899,034 Shares are owned by DIV Holding and 255,300 Shares are owned directly by him. Except as provided in the Voting Agreement, Mr. McKeon has the power to dispose of and the power to vote Shares directly owned by him.

               (c)  Not applicable.

               (d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by them.

               (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

               Item 6 of the Schedule 13D is hereby amended to include the following:

               Other than as described in Items 4 and 5 of this statement, and the agreements attached as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7.        Material to be Filed as Exhibits.

               Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 1      Voting Agreement, dated as of April 11, 2010, among Delta
               Tucker Holdings, Inc., Delta Tucker Sub, Inc., DIV Holding LLC and the other signatories thereto (incorporated herein by reference from Exhibit 9.1 to the Current Report on From 8-K filed by the Company with the Securities and Exchange Commission on April 12, 2010).

Exhibit 2 Agreement and Plan of Merger, dated as of April 11, 2010, by and among DynCorp International Inc., Delta Tucker Holdings, Inc. and Delta Tucker Sub, Inc. (incorporated herein by reference from Exhibit 2.1 to the Current Report on From 8-K filed by the Company with the Securities and Exchange Commission on April 12, 2010).

Exhibit 3 Joint Filing Agreement, dated February 23, 2009, as required by Rule 13d-1(k) under the Exchange Act (incorporated herein by reference from Exhibit 1 to the Amendment No. 1 to Schedule 13D filed by Robert B. McKeon and DIV Holding LLC with the Securities and Exchange Commission on February 23, 2009).

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              Dated: April 12, 2010


                              /s/ Robert B. McKeon
                              ---------------------------
                              Robert B. McKeon



                              DIV HOLDING LLC

                              By:  The Veritas Capital Fund II, L.P.,
                                   its manager


                              By:  /s/ Robert B. McKeon
                                   -----------------------------
                                   Robert B. McKeon
                                   Authorized Signatory